EXECUTION VERSION

Exhibit 2.1

Affinia Group Inc.

1101 Technology Drive

Ann Arbor, MI 48108

April 29, 2014

Federal-Mogul Chassis LLC

c/o Federal-Mogul Corporation

26555 Northwestern Highway

Southfield, MI 48033

Attention: Brett Pynnonen

Ladies and Gentlemen:

Reference is made to that certain Asset Purchase Agreement dated as of January 21, 2014, as amended by that certain letter agreement dated February 20, 2014 (as amended hereby and as may be further amended from time to time, the “Purchase Agreement”) between Affinia Group Inc., as seller (“Seller”), and Federal-Mogul Chassis LLC, formerly known as VCS Quest Acquisition LLC, as buyer (“Buyer”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Purchase Agreement.

This letter is being executed concurrently with the execution of that certain Settlement Agreement by and between BPI Holdings International, Inc. d/b/a Brake Parts, Inc., Brake Parts Inc LLC, Seller, Buyer and Guarantor.

Subject to the terms and conditions of the Purchase Agreement, Buyer and Seller intend that May 1, 2014 shall be the Closing Date under the Purchase Agreement and intend that the Closing take place on May 1, 2014 and, once Closing has occurred, shall be deemed effective as of 12:01 a.m. Eastern Daylight Time on May 1, 2014. Accordingly, Buyer and Seller hereby agree as follows:

1.

(a)	“Section 1.1(d) shall be amended to add at the end thereof the following words: “provided, further, the Settlement Agreement shall not constitute a Purchased Contract.”

(b)	Section 1.1(n) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(n) the personnel records (or copies of the personnel records) of the Business Employees, to the fullest extent permitted under applicable Law; provided, that notwithstanding anything to the contrary herein, such personnel records shall not be sold, assigned, transferred, conveyed or delivered to Buyer until the Trigger Event; provided, further, that from and after the Trigger Event, Seller shall take any commercially reasonable action necessary to transfer to Buyer the personnel records in accordance with applicable Law (including seeking consent of the Business Employees where necessary);

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April 29, 2014

(c)	Section 1.1(p) of the Purchase Agreement is hereby amended by inserting after the words “Information Technology” the first time these words are used, the parenthetical: “(provided, however, the Data Systems shall not constitute Purchased Assets although all chassis business data shall constitute Purchased Assets as of the Closing)”

(d)	Section 1.2(p) of the Purchase Agreement is hereby added to the Purchase Agreement and shall read as follows:

(p) the Settlement Agreement and all rights and obligations of Seller thereunder.

2.	Section 1.5(b) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following Sections 1.5(b) and 1.5(c):

(b) The Initial Purchase Price, minus an amount equal to Ten Million Dollars ($10,000,000) (such amount, the “Holdback Amount”), shall be paid at Closing by Buyer to Seller, in full consideration for the sale and transfer by Seller and the Selling Affiliates of the Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances (subject to the adjustments set forth in Section 1.6), by wire transfer of immediately available funds in accordance with written instructions delivered by Seller to Buyer at least three (3) Business Days prior to the Closing Date.

(c) Buyer shall pay the Holdback Amount within three (3) Business Days after the occurrence of the Trigger Event; provided, however, that if (i) the Trigger Event does not occur during the period ending on 150 days after the Closing Date, Buyer shall be obligated to pay to Seller only Five Million Dollars ($5,000,000) of the Holdback Amount and the balance of the Holdback Amount shall be retained by Buyer as a permanent reduction to the Final Purchase Price, and (ii) the Trigger Event does not occur during the period ending on 180 days after the Closing Date, Buyer shall not be obligated to pay to Seller any portion of the Holdback Amount and the entire Holdback Amount shall be retained by Buyer as a permanent reduction to the Final Purchase Price.

3.	The first sentence of Section 1.6(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“Promptly after the Closing Date, and in any event not later than the Statement Delivery Date, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Buyer’s good faith calculations (the “Buyer’s Proposed Calculations”) of (i) the Closing Working Capital, (ii) the amount of the Working Capital Adjustment, (iii) the amount of the Purchase Price Adjustment and (iv) a calculation of the Final Purchase Price based on the amounts set forth in the Closing Statement.”

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4.	Section 2.1 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

2.1 Time and Place. The closing of the sale hereunder (the “Closing”) shall take place on, and once it shall have occurred shall be deemed effective as of, 12:01 a.m. Eastern Daylight Time on, the latest of (a) two (2) Business Days after the date that all of the conditions to Closing set forth in Article VIII have been met or waived (except for those conditions which by their terms are to be satisfied at Closing), and (b) May 1, 2014, or on such other date as mutually agreed in writing by the parties (the “Closing Date”), at the offices of Hogan Lovells US LLP, 875 Third Avenue, New York, New York 10022.

5.	Section 2.2(b) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(b) (i) the Transition Services Agreement, (ii) the Global Sales Agreement in substantially the form of Exhibit H (the “Global Sales Agreement”), (iii) the Employee Transition Agreement in substantially the form of Exhibit I (the “Employee Agreement”), and (iv) the Catalog Transition Services Agreement in substantially the form of Exhibit J (the “Catalog TSA”), in each case duly executed by Seller;

6.	The Purchase Agreement is hereby amended to attach Exhibit H, Exhibit I and Exhibit J to this letter as Exhibits to the Purchase Agreement.

7.	Sections 2.3(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(a) the Initial Purchase Price minus the Holdback Amount;

8.	Section 2.3(c) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(c) (i) the Transition Services Agreement, (ii) the Global Sales Agreement, (iii) the Employee Agreement, and (iv) the Catalog TSA, in each case duly executed by Buyer;

9.

(a)	Section 3.11(a) of the Purchase Agreement is hereby amended such that all references to the “Closing Date” are hereby deleted and replaced with the “Employee Transfer Date”.

(b)

Section 3.21 of the Purchase Agreement is hereby amended by adding the following new Section: “(f) Notwithstanding the terms of the Settlement Agreement and notwithstanding that following the Closing and prior to the Employee Transfer Date, Seller will not transfer the Business Employees and Buyer will not have access to the Data Systems, on and after the Closing, taking into account the rights provided to Buyer under the Employee Agreement and the

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Settlement Agreement, the Business shall be able to function in all material respects in the same manner as it would have been able to function if the Business Employees had been transferred and Buyer did have access to the Data Systems.”

10.

(a)	Section 5.1(a) of the Purchase Agreement is hereby amended by deleting the words “Prior to the Closing” and inserting in lieu thereof the words: “Prior to the Closing (except in the case of clause (ii)(B) below with respect to key employees, prior to the Employee Transfer Date).”

(b)	Section 5.1(b) of the Purchase Agreement is hereby amended to add the following new sentence at the end of such Section:

Notwithstanding anything to the contrary in this Agreement, the obligations of Seller under clauses (x), (xi), (xii), (xiii), (xvii) and (xx) (but, in the case of clause (xx), only to the extent relating to the foregoing clauses) of this Section 5.1(b) shall remain in effect after Closing until the Employee Transfer Date.

11.	Section 5.8 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

5.8 Transition Services Agreement. Buyer and Seller acknowledge and agree that Buyer and the Business will need to receive from Seller, its Affiliates or third parties designated by Seller (such designated Affiliates and third parties, together with Seller, collectively, “Service Providers”) and Seller shall provide, or shall cause the Service Providers (other than Seller) to provide, the services, other than those services identified on Schedule 5.8 (it being understood that services related to Business Employees shall continue to be provided until the Employee Transfer Date), currently provided by Seller or a Service Provider to the Business (the “Existing Services”) during a transitional period commencing on the Closing, pursuant to the terms of a transition services agreement substantially in the form attached hereto as Exhibit B, including the statement of services and related pricing attached as Schedule 2.1 thereto (the “Transition Services Agreement”) to provide for the provision of such services.

12.	The Purchase Agreement is hereby amended to replace Exhibit B in its entirety with Exhibit B attached to this letter, including the statement of services and related pricing attached thereto.

13.	Section 6.3 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

6.3 Employees and Employee Benefit Matters.

(a) Offers of Employment. No later than ten (10) Business Days prior to the anticipated Employee Transfer Date, Seller shall deliver to Buyer a list of the expected Business Employees as of the anticipated Employee Transfer Date in the form attached hereto as Schedule 6.3(a), with such updates as are necessary to reflect

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employee resignations after the date hereof and prior to the Trigger Event, employee terminations after the date hereof and prior to the Trigger Event in accordance with Section 5.1(b), employee hires after the date hereof and prior to the Trigger Event in accordance with Section 5.1(b) and the identification of any Inactive Employees (as defined below). Buyer shall offer “at will” employment to those Business Employees identified on Schedule 6.3(a); provided, that with respect to Business Employees located in Canada, Buyer’s offer of employment shall comply with applicable Law. Except as set forth in the immediately succeeding sentence, offers of employment extended by Buyer to each Business Employee will be effective as of the Employee Transfer Date. Each Business Employee who is offered employment pursuant to this Section 6.3(a) and who accepts Buyer’s offer of employment shall be, as of the date the Business Employee commences employment with Buyer, referred to herein as a “Transferred Employee” and collectively, as the “Transferred Employees”. Any Business Employee who is on disability or other leave of absence and who accepts any offer of employment with Buyer in accordance with the preceding sentences (an “Inactive Employee”) will become employed by Buyer as of the date he or she returns to active employment. If an Inactive Employee does not return to active employment on the same or more extensive (part- or full-time) basis as such Inactive Employee’s most recent active employment within six (6) months after the Employee Transfer Date or such later date as is required under applicable Law (the date, if any, within such period on which the employee returns to active employment, the “Return Date”), then such Inactive Employee will not become a Transferred Employee or be employed by Buyer until the Return Date, if any, and Seller shall remain responsible for all Liabilities associated with such Business Employee (including for the payment or provision of any compensation and benefits).

(b) Transferred Employees. Except as provided in Section 6.3(a) with respect to Business Employees located in Canada, Buyer shall provide or cause its Affiliates to provide each Transferred Employee, immediately following the Trigger Event, base compensation or hourly wages and employee benefits that are substantially similar in the aggregate to the base compensation or hourly wages and employee benefits provided to similarly situated employees of Guarantor or its Subsidiaries immediately following the Employee Transfer Date; provided, that Buyer shall not be obligated to offer to any Transferred Employee severance or retention benefits other than to the extent of Buyer’s express obligations in the immediately following sentence. Buyer agrees that it shall be responsible for and assume the severance obligations set forth on Schedule 6.3(b) with respect to each Transferred Employee set forth on Schedule 6.3(b) in an amount not to exceed the product of such Transferred Employee’s weekly base salary multiplied by the number of weeks set forth directly opposite such Transferred Employee’s name on Schedule 6.3(b), in each case solely to the extent that such severance obligations arise following the Trigger Event as a result of any termination of any such Transferred Employee by Buyer or its Affiliates after the Trigger Event and to the extent provided in Schedule 6.3(b). Nothing express or implied in this Agreement will confer upon any of the Transferred Employees any right to employment or continued employment, or any particular terms and conditions of employment for any specified period, or otherwise, by reason of this Agreement.

(c) Termination of Participation in Benefit Plans. As of the Employee Transfer Date, the Transferred Employees shall cease participating in and accruing benefits under all Benefit Plans and shall be immediately eligible to participate in the employee benefit plans of Buyer or its Affiliates pursuant to the terms of such plans, subject to the provisions set forth in this Section 6.3. Effective as of the Employee Transfer Date, Buyer and its Affiliates shall be solely responsible for any and all Liabilities and obligations arising under, in connection with or in respect of employee benefit plans of Buyer or its Affiliates applicable to the Transferred Employees and neither Seller nor any of its Affiliates shall have any responsibility or obligation in respect of any such plan.

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(d) Welfare Benefits; Disability. Subject to the terms and conditions of the Employee Agreement, Seller shall retain responsibility for and continue to pay all medical, life insurance and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred prior to the Trigger Event under any Benefit Plan. For purposes of this Section 6.3(d), a claim is deemed incurred (i) for purposes of medical benefits when the services that are the subject of the claim are performed, (ii) for purposes of life insurance benefits when the death occurs, and (iii) for purposes of short-term disability, and long-term disability, when the illness or injury giving rise to such disability first occurs, regardless of when the event giving rise to the payment occurred. Seller shall have all responsibility for compliance with the requirements of COBRA, with respect to all employees and former employees of the Business, and their respective spouses and dependents, for whom a qualifying event (within the meaning of COBRA) occurs at any time on or prior to the Employee Transfer Date.

(e) Service Credit; Pre-Existing Conditions. With respect to any employee benefit plans in which any Transferred Employees participate on or after the Trigger Event, Buyer shall, and shall cause its Affiliates to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees, except to the extent such pre-existing conditions, exclusions or waiting periods applied under the similar plan in effect immediately prior to the Trigger Event; (ii) provide each such employee with credit for any co-payments and deductibles paid (to the same extent such credit was given for the year under the similar plan in effect immediately prior to the Trigger Event) in satisfying any applicable deductible or out-of-pocket requirements; and (iii) recognize all continuous service of the Transferred Employees with the Business (including continuous service with an entity that was previously acquired by Seller and its Affiliates in connection with the Business), as applicable, for all purposes (including for purposes of eligibility to participate, vesting credit and entitlement to benefits, but excluding benefit accrual under a defined benefit pension plan) under any employee benefit plan in which such employees may be eligible to participate after the Trigger Event; provided that the foregoing shall not apply to the extent it would result in a duplication of benefits.

(f) No Third Party Beneficiaries. Nothing in this Section 6.3 shall (i) create any third party beneficiary right in any Person other than the parties to this Agreement, including any current or former employee, any participant in any Benefit Plan or any dependent or beneficiary thereof, (ii) constitute an amendment to any Benefit Plan or any other plan or arrangement covering Transferred Employees, or (iii) restrict the authority of Buyer or its Affiliates to terminate the employment of any of their employees, any Transferred Employee or modify the terms of employment of any such Person in any respect.

(g) 401(k) Plan. Prior to the Trigger Event, Buyer or one of its Affiliates shall maintain or cause to be maintained a defined contribution plan that (i) meets the requirements of Section 401(a) of the Code, and (ii) includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “401(k) Plan”). Effective as of the Trigger Event, all Transferred Employees who were eligible to participate in Seller’s 401(k) Plan immediately prior to the Trigger Event shall be eligible to participate in Buyer’s (or one of its Affiliate’s) 401(k) Plan. Each Transferred Employee who has an account under Seller’s 401(k) Plan shall be eligible to receive an immediate distribution from such Seller 401(k) Plan following the Trigger Event. Buyer’s (or its Affiliate’s) 401(k) Plan shall accept (and shall be amended, prior to the Trigger Event, to the extent necessary to accept) the rollover of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from Seller’s 401(k) Plan, including plan loans.

(h) Bonus Compensation Plan. Solely with respect to calendar year 2014, Buyer or one of Buyer’s Affiliates shall adopt or, as applicable, continue a bonus compensation plan that is substantially similar, including in respect of performance targets set forth therein, to the existing bonus plan attached

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hereto as Schedule 6.3(h), and shall maintain such bonus plan for the benefit of the Transferred Employees, paying all calendar year 2014 bonuses and incentives to the extent earned pursuant to such bonus plan, without any reduction in incentive or bonus opportunity and without any material increase in the difficulty of earning any incentive or bonus.

14.	Section 6.7(d) of the Purchase Agreement is hereby amended to add the following new sentence at the end of such Section:

Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.7 shall restrict or prevent Buyer and Seller from complying with their obligations under the Employee Agreement and the other Transaction Agreements.

15.	Section 6.9(a) shall be amended by adding at the beginning of the first sentence thereof the words: “Except as otherwise provided in any Transaction Agreement,”.

16.	Section 6.13 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

6.13 Use of Branding on Inventory. Notwithstanding anything to the contrary herein, from the Closing Date until the date that is twenty-four (24) months after the Closing Date, Seller agrees that it shall not, and shall cause its Affiliates not to, commence or initiate any Action against Buyer and/or any of its Affiliates for the unauthorized use of the brand set forth on Schedule 6.13 in connection with (i) the sale, disposition or retirement by Buyer and/or any of its Affiliates of any Inventory included in the Purchased Assets related to such brand or (ii) the use of such brand in the Business as operated by Buyer from and after Closing in a manner substantially similar to the use of such brand in the Business by Seller prior to Closing.

17.	The following Section 6.14 shall be added to the Purchase Agreement:

6.14	Post-Closing Management of Buyer until Employee Transfer Date/Settlement Agreement.

(a) Effective at Closing, Buyer will be managed by a Chief Executive Officer and Chief Financial Officer (together, the “Buyer Officers”), appointed in accordance with Buyer’s operating agreement, subject to the restriction that any such person appointed to either of such positions shall not be an employee of the brake business of Guarantor or any of its Subsidiaries.

(b) Dan Ninivaggi, Paul Stanecki and Michelle Taigman shall be appointed as Buyer’s Board of Managers (the “Buyer Board”) and to the extent that any of such persons shall be replaced prior to the Employee Transfer Date, any such replacement shall not be an employee of the brake business of Guarantor or any of its Subsidiaries.

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(c) Effective at Closing, Buyer and its Affiliates shall be permitted general access to the Business Employees to prepare for integration after the Trigger Event, provided that Buyer and its Affiliates shall not solicit BPI Brake Data.

(d) Seller shall comply with its obligations under the Settlement Agreement and shall use its commercially reasonable efforts to effect the Modifications (as defined in the Settlement Agreement) on or before September 1, 2014. In the event that the Modifications have not been completed by October 30, 2014 or the Data Systems have not been purged of all BPI Brake Data by October 30, 2014, then Buyer shall have the right to effect the purging of all BPI Brake Data from the Data Systems at the expense of Seller. Seller shall follow such directions as Buyer shall give in order to cause such purging, including following directions from Buyer requesting Seller to, and Seller shall use commercially reasonable efforts to cause the Distributor and Hewlett Packard to, take all necessary actions to, at Seller’s cost, effect such purging. In any event until the Employee Transfer Date and in accordance with the terms of the Employee Agreement, Buyer shall continue to receive the benefits of the applicable transition service or similar agreements relating to the employees who continue to be employed by Seller. At the request of Buyer, chassis employees shall identify themselves as acting on behalf of the chassis business of Buyer notwithstanding that they remain employees of Seller.

18.

(a)	Section 9.1 shall be amended by adding the words “(or, in the case of Section 3.12, three (3) years after the Employee Transfer Date)” after the words “three (3) years after the Closing Date” appearing therein.

(b)	The first sentence of Section 9.2(a) is hereby amended by replacing “and” with a comma immediately preceding clause (vi) and by adding the following clauses at the end of the sentence:

, (vii) any Action or threatened Action by any Person (other than any Action by any Buyer Indemnified Party) related to the subject matter of the Settlement Agreement, including allegations of any actual or potential access by Buyer to BPI Brake Data of the Distributor or any of its Affiliates; provided that the obligation of Seller in this clause (vii) shall not apply (A) to the extent of Losses consisting of attorney’s fees actually incurred prior to the Closing,(B) to the extent that Seller demonstrates that Buyer’s Losses arise as a result of Buyer improperly using BPI Brake Data in violation of the Settlement Agreement or (C) to the extent of Losses arising out of or related to Buyer’s or the Guarantor’s breach of any obligation to Seller under the Settlement Agreement and (viii) the failure of the certification delivered by Seller specified in the definition of “Trigger Events” to be true and correct in all respects when delivered.

(c)	The first sentence of Section 9.3(a) of the Purchase Agreement is hereby amended such that all references to the “Closing” set forth in the parenthetical contained in clause (i) of such sentence are hereby deleted and replaced with the “Employee Transfer Date”.

(d)	Section 9.4(e) of the Purchase Agreement is hereby amended such that all references to the “Closing” set forth in the parenthetical contained in such Section are hereby deleted and replaced with the “Employee Transfer Date”.

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19.	The following definitions shall be added to the section of Annex I of the Purchase Agreement that lists “Certain Additional Definitions”, together with the corresponding Section reference set forth below:

“Buyer Board”; Section 6.14(b)

“Buyer Officers”; Section 6.14(a)

“Catalog TSA”; Section 2.2(b)(iv)

“Employee Agreement”; Section 2.2(b)(iii)

“Global Sales Agreement”; Section 2.2(b)(ii)

“Holdback Amount”; Section 1.5(b)

20.	The definition of “Transaction Agreements” located in the section of Annex I of the Purchase Agreement that lists “Certain Definitions” is hereby deleted in its entirety and replaced with the following:

“Transaction Agreements” means any agreement, certificate or instrument executed and delivered by the parties or their respective Affiliates in connection with this Agreement, including the Employee Agreement.

21.	The following definitions shall be added to the section of Annex I of the Purchase Agreement that lists “Certain Definitions:

“BPI Brake Data” shall have the meaning provided therefor in the Settlement Agreement.

“Data Systems” shall have the meaning provided therefor in the Settlement Agreement.

“Employee Transfer Date” means the date on which the Trigger Event occurs.

“Settlement Agreement” means that certain Settlement Agreement, dated as of April 29, 2014, by and among BPI Holdings International, Inc. d/b/a Brake Parts, Inc., Brake Parts Inc LLC, Seller, Buyer and Guarantor.

“Statement Delivery Date” means the later of (i) sixty (60) days after the Closing Date and (ii) thirty (30) days after Buyer and its Representatives are permitted access for two (2) days to Distributor’s facilities as necessary for Buyer and its Representatives to conduct an inventory count in accordance with the terms of the Distribution Agreement.

“Trigger Event” means the date of certification to Buyer in writing by Seller that the Modifications (as defined in the Settlement Agreement) are complete.

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Except as expressly set forth herein, the Purchase Agreement is and shall be unchanged and shall remain in full force and effect. On and after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import shall mean and be a reference to the Purchase Agreement as amended by this agreement.

This agreement shall be governed by and construed and interpreted in accordance with the substantive Laws of the State of New York, without giving effect to any conflicts of Law, rule or principle that might require the application of the Laws of another jurisdiction.

This agreement may be executed in counterparts, all of which shall be taken to be one and the same instrument with the same effect as if all parties had signed the same signature page. Signatures transmitted by facsimile or other electronic transmission shall be deemed originals for purposes of determining the enforceability of this agreement.

*        *        *         *        *

If you are in agreement with the terms and conditions of this agreement, please sign this agreement below to evidence such acknowledgment and agreement to its terms.

Very truly yours,

AFFINIA GROUP INC.

By:	/s/ Steven E. Keller
Name:	Steven E. Keller
Title:	Senior Vice President

AGREED AND ACKNOWLEDGED this
29 day of April, 2014

FEDERAL-MOGUL CHASSIS LLC

By:	/s/ Brett D. Pynnonen
Name:	Brett D. Pynnonen
Title:	Vice President and Secretary

[Signature Page to Closing Date Letter]